SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant’s Form 6-K for the month of March 2003, and incorporated by reference herein, are the following press releases made by the Registrant:

1.   Press Release dated December 1, 2004
2.   Press Release dated December 2, 2004

SIGNATURE
PRESS RELEASE
PRESS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: January 6, 2005

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Signal Processing Awarded Contract From Techno-
Sciences For NASA-Sponsored Satellite Search and Rescue System

Columbia, MD – December 1, 2004 – Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc., today announced that Techno-Sciences, Inc. (TSi) has contracted Spectrum to supply an integrated satellite communications subsystem for a satellite-based search and rescue application. The subsystem will form part of a Distress Alerting Satellite System (DASS) Developmental Local User Terminal (DLUT) being developed under a contract with the National Aeronautics and Space Administration (NASA) Goddard Space Flight Center.

The DLUT system will utilize orbiting operational global positioning satellites to provide real time global distress detection and location information on a worldwide basis. This system is expected to virtually eliminate terrain blockage thereby enabling more accurate locating capabilities and faster response times in critical situations. The system will also have the potential to provide two-way, non-vocal digital messaging to inform the sender that the beacon alert message has been received. The initial phase of development of the DLUT is scheduled to be complete by early 2005. Subsequent phases are anticipated in 2005 and 2006 in order to refine the system to NASA’s specific requirements. TSi plans to begin commercializing the system in late 2005.

“We selected Spectrum based on its robust commercial-off-the-shelf (COTS) product offering and its demonstrated understanding of satellite communications systems,” said Dr. Gilmer Blankenship, Chairman of TSi. “TSi expects to employ Spectrum products in both its current and next generation commercial search and rescue satellite systems.”

“Spectrum continues to be a recognized leader in the market for satellite communications signal processing platforms,” said James P. Atkins, President of Spectrum Signal Processing (USA) Inc., “TSi selected Spectrum based on our ability to augment our COTS product offering with flexible application engineering and system integration services.”

Spectrum’s integrated satellite communications subsystem incorporates the company’s next generation XMC-3310 module. The RapidIO™ based XMC-3310 module incorporates multiple Xilinx® Virtex-II Pro™ field programmable gate arrays and Analog Devices’ analog-to-digital and digital-to-analog converters.

ABOUT TECHNO-SCIENCES, INC.

Techno-Sciences, Inc. (TSi) is an employee-owned, technology company located near Washington, DC. TSi develops customized products and solutions for signal processing, health monitoring and control. TSi adds value through alliances with major industrial firms, superior customer service and a global presence. TSi operates three business units: Search and Rescue (SARSAT), Defense Systems and Systems Engineering.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

1

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™	flexComm is a trademark of Spectrum Signal Processing Inc.
®	Xilinx is a registered trademark of Xilinx Inc.
™	Virtex-II Pro is a trademark of Xilinx Inc.
™	PowerPC is a trademark of International Business Machines Corporation.
™	RapidIO is a trademark of the RapidIO Trade Association.

SPECTRUM CONTACTS

Mark Briggs Technical and Trade Media Phone: 604.676.6743 Email: mark_briggs@spectrumsignal.com	Brent Flichel Business Media and Investor Relations Phone: 604.421.5422 Email: brent_flichel@spectrumsignal.com

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Signal Processing Announces Three New Design-Ins
For Its flexComm™ Product Line

Burnaby, BC– December 2, 2004 – Spectrum Signal Processing Inc., today announced three new design-ins for its flexComm product line. The SDR-3000 and HCDR-1000 design-ins address a range of signals intelligence and military communications applications as follows:

•	Military Communications: A North American-based defense contractor has selected Spectrum’s flexComm SDR-3000 product for internal development as part of its activities targeted at the Joint Tactical Radio System (JTRS) program. Under the agreement, Spectrum will supply a fully integrated SDR-3000 subsystem including the Software Communications Architecture (SCA). The customer plans to integrate Spectrum’s SDR-3000 subsystem with its proprietary radio frequency (RF) front end. The resultant software defined radio will be used as a platform for rapid radio development including the porting and demonstration of various military communications waveforms;

•	Signals Intelligence: An agency of the US Department of Defense has selected Spectrum’s flexComm HCDR-1000 for an undisclosed signals intelligence program. The key selection criterion of this government customer was the requirement for its system to interface with multiple third party RF components. Development is expected to begin in early 2005, with initial field trials expected in the third quarter of 2005. Based on successful field trials, production shipments are expected to start in 2006 with an estimated program value for Spectrum of between $1,000,000 and $2,000,000; and

•	Military Communications: A North American-based defense contractor has purchased a flexComm SDR-3000 to research software defined radio technologies with the objective of upgrading its current generation of broadly deployed military radios to be software defined and allowing them to interoperate with JTRS compliant networks.

“These wins underscore two key advantages of our flexComm product line,” stated Pascal Spothelfer, President and CEO of Spectrum Signal Processing Inc. “First, our products incorporate a comprehensive software stack including the SCA. This is extremely important for systems that need to interoperate with JTRS compliant networks. Second, as an early entrant into the software defined radio market, we have been able to partner with best-in-class companies to bring a compelling level of product integration to our customers. Our recent MRDP (MILCOM Rapid-Prototype Development Platform) product announcement illustrates this point.”

The SDR-3000 is comprised of a heterogeneous processing platform incorporating Xilinx® field programmable gate arrays, IBM and Motorola PowerPC™ processors and Texas Instruments digital signal processors. The SDR-3000 platform can also include an integrated radio frequency transceiver and analog input/output modules. Software development tools include Spectrum’s quicComm™ hardware abstraction layer to facilitate algorithm partitioning and programming and an SCA Core Framework (CF) to enable the set up and teardown of waveforms as mandated for all US military communications programs by the JTRS Joint Program Office. Spectrum’s SCA board support package enables the SCA CF to identify and manage the platform resources. The SDR-3000 also includes a POSIX-compliant real-time operating system and an associated board support package.

The HCDR-1000 is a flexible heterogeneous processing platform that incorporates Xilinx field programmable gate arrays, IBM and Motorola PowerPC processors and Texas Instruments digital signal processors. The HCDR-1000 has been integrated with multiple third party RF front ends including those from DRS Technologies, Inc. and Eclipse Electronic Systems, Inc. Software development tools include Spectrum’s quicComm hardware abstraction layer to facilitate algorithm partitioning and programming. The HCDR-1000 also includes a POSIX-compliant real-time operating system and an associated board support package.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™	flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
®	Xilinx is a registered trademark of Xilinx Inc.
™	PowerPC is a trademark of International Business Machines Corporation.

SPECTRUM CONTACTS

Mark Briggs Technical and Trade Media Phone: 604.676.6743 Email: mark_briggs@spectrumsignal.com	Brent Flichel Business Media and Investor Relations Phone: 604.421.5422 Email: brent_flichel@spectrumsignal.com